Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

PropertyGuru appoints Rachna Bhasin to Board of Directors as an Independent Director

Brings Global Executive and Board Experience for Publicly listed Companies

SINGAPORE, 26 August 2021 – PropertyGuru Group (“PropertyGuru” or “the Group”), Southeast Asia’s leading property technology (“PropTech”) company1, today announced Rachna Bhasin has joined its Board as an Independent, Non-Executive Director. PropertyGuru’s Board of Directors is now comprised of 50% Independent Directors demonstrating the Group’s continued focus on governance.

Ms. Bhasin, who has worked in the U.S., Hong Kong, Australia and New Zealand, has built her career leading global companies in the technology, music and consumer internet industries through successful digital transformations to stay ahead of emerging consumer trends. She served in senior roles at Sirius XM, Magic Leap, Dell and EMI Music, where she was responsible for corporate strategy, business development, M&A, digital engagement and consumer partnerships, as these organizations accelerated their growth to capture the opportunities created by fundamental market changes and large secular trends.

She currently serves as an Independent Director on the Board of two publicly listed companies, Shutterstock (NYSE:SSTK), where she is a member of the Nominating and Corporate Governance and Human Resources committees, and Ryman Hospitality Properties (NYSE:RHP), where she is a member of the Nominating and Corporate Governance and Compensation committees. She is also the Founder and CEO of EQ Partners, which provides strategic advisory and consulting services to U.S. and European companies in the media and technology industries. In addition, she is the Co-Founder of Pacifica Investments, an advisory and investment firm that works to identify and amplify innovative and disruptive technologies, brands and entrepreneurs from New Zealand and across Asia Pacific.

Ms. Bhasin joins PropertyGuru’s Board as the Group prepares to become a public company listed on the NYSE following its previously announced planned business combination with Bridgetown 2 Holdings Limited (NASDAQ: BTNB) (“Bridgetown 2”), a special purpose acquisition company formed by Pacific Century Group and Thiel Capital LLC. Ms. Bhasin will be PropertyGuru’s fourth Independent, Non-Executive Director and will serve on the Audit & Risk Committee (“ARC”), which is entirely comprised of Independent Directors.

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru Group, said “PropertyGuru is at the forefront of reshaping Southeast Asia’s property market and Rachna’s proven technology, entrepreneurial and public company Board experiences will be invaluable as we carry out our mission to help people find, finance and own their homes in an efficient and transparent manner. Rachna understands our journey and shares our passion for the digital transformation we are driving in the property sector.

“The investments in our business and the strategic acquisitions that we made over the past two years have positioned us well to capture the significant opportunities being created in Southeast Asia’s property market by powerful, long-term macroeconomic trends: urbanization, a rising middle class and digitalization. As our fourth Independent Director, Rachna joins our seasoned board which has driven an ever-increasing level of governance for the Group, and has been an invaluable sounding board to our professional management team. We are thrilled to welcome Rachna to PropertyGuru and look forward to her many contributions in the years to come.”

Rachna Bhasin, said, “PropertyGuru is one of those special, once-in-a-generation companies that is helping transform a legacy industry by leveraging the power and reach of technology. I am incredibly impressed with what Hari and his talented team have built and I am excited to join the Board at this crucial time in the Company’s journey. I believe my complementary skills and deep understanding of technology-enabled platform businesses will help the Group build on its trusted and transparent online property marketplaces to offer an even greater range of products and services across the property value chain, and create lasting value for all our stakeholders.”

With Ms. Bhasin’s appointment, PropertyGuru’s Board of Directors expands to 8 Directors:

•	Olivier Lim, Independent Non-Executive Director, Chairman

[1]	In terms of relative engagement market share based on SimilarWeb data.

•	Hari V Krishnan (CEO & Managing Director, PropertyGuru), Executive Director

•	Jenny Macdonald, Independent Non-Executive Director, Chair Audit and Risk Committee

•	Melanie Wilson, Independent Non-Executive Director, Chair Nomination Remuneration and Compensation Committee

•	Rachna Bhasin, Independent Non-Executive Director

•	Steve Melhuish (Co-Founder, PropertyGuru), Non-Executive Director

•	Dominic Picone, Non-Executive Director

•	Ashish Shastry, Non-Executive Director

About Rachna Bhasin

Prior to EQ Partners and Pacifica Investments, Ms. Bhasin was the Chief Business Officer for Magic Leap, Inc., a spatial computing company, from October 2015 through January 2019. She previously served as SVP, Corporate Strategy and Business Development at Sirius XM Radio, Inc. from November 2010 through October 2015.

Earlier in her career, Ms. Bhasin held positions at Dell, Inc., where she led the Company’s consumer strategic partnership and personalization, and at EMI Music North America, serving as Vice President of Business Development.

In addition to sitting on the Shutterstock and Ryman Hospitality Boards of Directors, she serves on the Boards of Audiomack, a private company providing a music streaming and audio distribution platform, and Austin City Limits.

Ms. Bhasin holds a Bachelor of Commerce and Administration with Honours from the Victoria University of Wellington in New Zealand and an M.B.A. from Harvard Business School.

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About PropertyGuru Group

PropertyGuru Group is Southeast Asia’s leading property technology company1, and the preferred destination for 37 million property seekers to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 2.8 million real estate listings, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. Over the decade, the Group has grown into a high-growth technology company with a robust portfolio of leading property portals across its core markets company; award-winning mobile apps; a high quality developer sales enablement platform, FastKey; mortgage marketplace PropertyGuru Finance; and a host of other property offerings including Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

PropertyGuru Group Sheena Chopra +65 9247 5651 sheena@propertyguru.com.sg	Sard Verbinnen & Co Ron Low and Jay Qin – Asia Liz Zale and Danya Al-Qattan – U.S. PropertyGuru-SVC@sardverb.com

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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